FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

06012904

RECEIVED
APR 2 3 2006
152

April 18, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated April 18, 2006

Please find enclosed 3 copies of the news release listed above.

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

For BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No. 82-3874

"Not for Distribution to US News Wire Services or For Dissemination in the United States"

NEWS RELEASE

APRIL 18, 2006

News Release: **06-06**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Closes Private Placement

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce today that it has closed a non-brokered private placement of $425,000. The private placement consisted of 2,500,000 Flow-Through Units issued at $0.17 per Unit. Each of the Flow-Through Units consists of one Flow-Through common share of Manson Creek and one full Flow-Through share purchase warrant that may be exercised to purchase one Flow-Through Share at a price of $0.20 for a period of two years from the date of issue. Directors, officers and control persons of the Corporation purchased an aggregate of 169,294 of the shares. All of the shares issued are subject to a hold period until August 19, 2006.

In accordance with s. 141 of the *Securities Act* (Alberta) and National Instrument 62-103 Gregory Smith has purchased 58,382 Units of the Private Placement and that now owns directly or indirectly 3,227,089 common shares or 11.2% of the issued and outstanding common shares of Manson Creek. Mr. Smith is acquiring these shares for investment purposes only and may acquire more securities of Manson Creek at any time in the future.

Proceeds of the financing will fund Manson Creek's 2006 exploration work that will see activity on five separate projects located in British Columbia and the Yukon. The work will include two diamond drill programs, induced polarization (IP) and magnetic geophysical surveys, and several soil geochemistry surveys.

British Columbia will be the focal point in 2006 with exploration planned for four properties. The Meridian gold-silver project will have a program of detailed mapping and sampling prior to the planned summer diamond drilling.

Evaluation of the adjacent Gillman-Silver Dollar silver-lead-zinc prospect with mapping and soil sampling will take place in early summer. Historical bulk sample results for the Gillman returned a reported grade of 62 grams/tonne (g/t) silver, 62 g /t gold, 2.3% zinc, and 2.2% lead while reported grades for the Silver Dollar reported a grade of 1,643.3 g/t silver, 22.97% lead, and 16.82% zinc (March 3, 2006 Manson Creek press release).

Induced Polarization (IP) geophysical surveys on the Palomino copper-gold prospect and the CR copper-molybdenum prospect will take place in the first week of June with follow up diamond drilling planned for the Palomino project.

The Cuprum copper-zinc project, located near Whitehorse, YT, will have additional geophysical and geochemical surveys that will examine and define the anomalies outlined in 2005.

"Regan Chernish"
Regan Chernish
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No.
82-3874

"Not for Distribution to US News Wire Services or For Dissemination in the United States"

NEWS RELEASE

APRIL 18, 2006

News Release: **06-06**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Closes Private Placement

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce today that it has closed a non-brokered private placement of $425,000. The private placement consisted of 2,500,000 Flow-Through Units issued at $0.17 per Unit. Each of the Flow-Through Units consists of one Flow-Through common share of Manson Creek and one full Flow-Through share purchase warrant that may be exercised to purchase one Flow-Through Share at a price of $0.20 for a period of two years from the date of issue. Directors, officers and control persons of the Corporation purchased an aggregate of 169,294 of the shares. All of the shares issued are subject to a hold period until August 19, 2006.

In accordance with s. 141 of the *Securities Act* (Alberta) and National Instrument 62-103 Gregory Smith has purchased 58,382 Units of the Private Placement and that now owns directly or indirectly 3,227,089 common shares or 11.2% of the issued and outstanding common shares of Manson Creek. Mr. Smith is acquiring these shares for investment purposes only and may acquire more securities of Manson Creek at any time in the future.

Proceeds of the financing will fund Manson Creek's 2006 exploration work that will see activity on five separate projects located in British Columbia and the Yukon. The work will include two diamond drill programs, induced polarization (IP) and magnetic geophysical surveys, and several soil geochemistry surveys.

British Columbia will be the focal point in 2006 with exploration planned for four properties. The Meridian gold-silver project will have a program of detailed mapping and sampling prior to the planned summer diamond drilling.

Evaluation of the adjacent Gillman-Silver Dollar silver-lead-zinc prospect with mapping and soil sampling will take place in early summer. Historical bulk sample results for the Gillman returned a reported grade of 62 grams/tonne (g/t) silver, 62 g /t gold, 2.3% zinc, and 2.2% lead while reported grades for the Silver Dollar reported a grade of 1,643.3 g/t silver, 22.97% lead, and 16.82% zinc (March 3, 2006 Manson Creek press release).

Induced Polarization (IP) geophysical surveys on the Palomino copper-gold prospect and the CR copper-molybdenum prospect will take place in the first week of June with follow up diamond drilling planned for the Palomino project.

The Cuprum copper-zinc project, located near Whitehorse, YT, will have additional geophysical and geochemical surveys that will examine and define the anomalies outlined in 2005.

"Regan Chernish"
Regan Chernish
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No. 82-3874

"Not for Distribution to US News Wire Services or For Dissemination in the United States"

NEWS RELEASE

APRIL 18, 2006

News Release: **06-06**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Closes Private Placement

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce today that it has closed a non-brokered private placement of $425,000. The private placement consisted of 2,500,000 Flow-Through Units issued at $0.17 per Unit. Each of the Flow-Through Units consists of one Flow-Through common share of Manson Creek and one full Flow-Through share purchase warrant that may be exercised to purchase one Flow-Through Share at a price of $0.20 for a period of two years from the date of issue. Directors, officers and control persons of the Corporation purchased an aggregate of 169,294 of the shares. All of the shares issued are subject to a hold period until August 19, 2006.

In accordance with s. 141 of the *Securities Act* (Alberta) and National Instrument 62-103 Gregory Smith has purchased 58,382 Units of the Private Placement and that now owns directly or indirectly 3,227,089 common shares or 11.2% of the issued and outstanding common shares of Manson Creek. Mr. Smith is acquiring these shares for investment purposes only and may acquire more securities of Manson Creek at any time in the future.

Proceeds of the financing will fund Manson Creek's 2006 exploration work that will see activity on five separate projects located in British Columbia and the Yukon. The work will include two diamond drill programs, induced polarization (IP) and magnetic geophysical surveys, and several soil geochemistry surveys.

British Columbia will be the focal point in 2006 with exploration planned for four properties. The Meridian gold-silver project will have a program of detailed mapping and sampling prior to the planned summer diamond drilling.

Evaluation of the adjacent Gillman-Silver Dollar silver-lead-zinc prospect with mapping and soil sampling will take place in early summer. Historical bulk sample results for the Gillman returned a reported grade of 62 grams/tonne (g/t) silver, 62 g /t gold, 2.3% zinc, and 2.2% lead while reported grades for the Silver Dollar reported a grade of 1,643.3 g/t silver, 22.97% lead, and 16.82% zinc (March 3, 2006 Manson Creek press release).

Induced Polarization (IP) geophysical surveys on the Palomino copper-gold prospect and the CR copper-molybdenum prospect will take place in the first week of June with follow up diamond drilling planned for the Palomino project.

The Cuprum copper-zinc project, located near Whitehorse, YT, will have additional geophysical and geochemical surveys that will examine and define the anomalies outlined in 2005.

"Regan Chernish"
Regan Chernish
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.